SUTHERLAND ASBILL & BRENNAN LLP 999 Peachtree St., N.E. Atlanta, GA 30309-3996 404.853.8000 Fax 404.853.8806 www.sutherland.com

August 6, 2014

U.S. Securities and Exchange Commission

Attention: Edward P. Bartz, Senior Counsel

100 F Street, N.E.

Washington, DC 20549

Re:	OFS Capital Corporation (File Nos. 333-196704 and 814-00813)

Dear Mr. Bartz:

On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company via telephone call on July 31, 2014, with respect to pre-effective amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-196704) filed with the SEC on July 24, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Pre-Effective Amendment No.2 to the Registration Statement filed herewith.

Risk Factors — Risks Related to Our Securities — There is a risk that shareholders may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.

1.	In Comment #7 set forth in the first letter from the Staff, dated July 10, 2014 (the “First Comment Letter”), the Staff requested that the Company state, in the risk factor entitled, “There is a risk that shareholders may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital,” that a return of capital is a return to shareholders of a portion of their original investment in the Company rather than income or capital gains, and describe the short term and long term tax implications for shareholders. The Staff has reviewed the revised disclosure and requests that the Company further modify this section to state that a return of capital is a return to shareholders of a portion of their original investment in the Company rather than income or capital gains.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

U.S. Securities and Exchange Commission

August 6, 2014

Response: The Company has made the requested revision to the Registration Statement.

2.	In Comment #8 to the First Comment Letter, the Staff requested certain revisions to the disclosure surrounding the Company’s quarterly distributions. The Staff has reviewed the changes made to the Registration Statement but is requesting further revisions. With regard to these return of capital distributions:

a.	Whenever a distribution is disclosed in the registration statement or financial statements, please clearly identify the portion of the distribution that is a return of capital. The Staff directs the Company to the disclosure regarding distributions included on pages 13, 45 and 46 of the Registration Statement. Please provide disclosure regarding the portion of the distribution that is a return of capital for each quarterly distribution presented.
b.	Please revise the Company’s website disclosure regarding dividends. The Staff notes several locations where the disclosure still refers to “dividends” rather than “distributions.” The Staff also requests that the Company provide disclosure regarding the portion of the distribution that is a return of capital for each quarterly distribution presented/ discussed on the website.

Response: The Company has made the requested revisions to the Registration Statement as well as the website.

3.	In Comment #9 to the First Comment Letter, the Staff requested certain revisions to the “Determination of Net Asset Value” section of the Registration Statement. The Staff requests that the Company make the following revisions to the disclosure:

a.	The first sentence of this section states that, “[i]n connection with certain offerings of shares of our common stock, our board of directors or one of its committees may be required” to make the determination that the Company is not selling shares of its common stock below net asset value. (Emphasis added.) Please revise this sentence by deleting the term “certain,” and stating that the board of directors or one of its committees will be required to determine that the Company is not selling shares below its net asset value.
b.	Please modify the third bullet point to be consistent with the disclosure included in the Registration Statement filed by Capitala Finance Corp.

Response: The Company has revised the Registration Statement accordingly.

U.S. Securities and Exchange Commission

August 6, 2014

4.	In Comment #12 in the First Comment Letter, the Staff previously requested that the Company provide additional information regarding the management fees paid by the Company. Based on the information provided in response, the Staff is now requesting that the Company modify the “Fees and Expenses” table to the Registration Statement to reflect the management fee paid to Madison Capital as a separate line item or otherwise modify the current line item entitled “Base management fee payable under the Investment Advisory Agreement.”

Response: The Company has revised the Registration Statement accordingly.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus